UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PAYSAFE LTD

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

G6964L107

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Joshua Ford Bonnie

William R. Golden III

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

Tel: (202) 636-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. G6964L107

1.	Names of Reporting Persons. BCP Pi Aggregator (Cayman) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 100,835,306
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 100,835,306
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,835,306
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G6964L107

1.	Names of Reporting Persons. Blackstone Pi Co-Invest (Cayman) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 17,882,916
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,882,916
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,882,916
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G6964L107

1.	Names of Reporting Persons. BCP VII Co-Invest—Star (Cayman) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Caymans Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 4,539,475
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,539,475
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,539,475
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G6964L107

1.	Names of Reporting Persons. Blackstone Family Investment Partnership (Cayman) VII-ESC L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Caymans Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 468,652
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 468,652
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 468,652
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G6964L107

1.	Names of Reporting Persons. BCP VII Holdings Manager (Cayman) L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 100,835,306
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 100,835,306
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,835,306
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. G6964L107

1.	Names of Reporting Persons. Blackstone Management Associates (Cayman) VII L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Caymans Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 123,257,697
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 123,257,697
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,726,349
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G6964L107

1.	Names of Reporting Persons. BCP VII GP L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 123,726,349
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,726,349
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. G6964L107

1.	Names of Reporting Persons. Blackstone LR Associates (Cayman) VII Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Caymans Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 123,726,349
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,726,349
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. G6964L107

1.	Names of Reporting Persons. Blackstone Holdings III L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Quebec, Canada

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 123,726,349
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 123,726,349
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,726,349
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G6964L107

1.	Names of Reporting Persons. Blackstone Holdings III GP L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 123,726,349
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 123,726,349
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,726,349
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G6964L107

1.	Names of Reporting Persons. Blackstone Holdings III GP Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 123,726,349
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 123,726,349
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,726,349
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. G6964L107

1.	Names of Reporting Persons. Blackstone Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 123,726,349
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 123,726,349
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,726,349
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. G6964L107

1.	Names of Reporting Persons. Blackstone Group Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 123,726,349
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 123,726,349
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,726,349
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. G6964L107

1.	Names of Reporting Persons. Stephen A. Schwarzman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 123,726,349
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 123,726,349
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 123,726,349
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.1%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common shares, par value $0.001 per share (the “Common Shares”), of Paysafe Ltd, an exempted limited company incorporated under the laws of Bermuda (the “Issuer”). The principal executive offices of the Issuer are located at Victoria Place, 31 Victoria Street, Hamilton H10, Bermuda.

Item 2. Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

•

(i) BCP Pi Aggregator (Cayman) L.P., a Caymans Islands limited partnership, (ii) Blackstone Pi Co-Invest (Cayman) L.P., a Caymans Islands limited partnership, (iii) BCP VII Co-Invest—Star (Cayman) L.P., a Caymans Islands limited partnership, (iv) Blackstone Family Investment Partnership (Cayman) VII-ESC L.P., a Caymans Islands limited partnership, (v) BCP VII Holdings Manager (Cayman) L.L.C., a Caymans Islands limited liability company, (vi) Blackstone Management Associates (Cayman) VII L.P., a Caymans Islands limited partnership, (vii) BCP VII GP L.L.C., a Delaware limited liability company, (viii) Blackstone LR Associates (Cayman) VII Ltd., a Cayman Islands company, (ix) Blackstone Holdings III L.P., a Québec société en commandite; (x) Blackstone Holdings III GP L.P., a Delaware limited partnership; (xi) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company; (xii) Blackstone Inc., a Delaware corporation (“Blackstone”); and (xiii) Blackstone Group Management L.L.C., a Delaware limited liability company (collectively, the “Blackstone Entities).

•	Stephen A. Schwarzman, a United States citizen.

BCP Pi Aggregator (Cayman) L.P., Blackstone Pi Co-Invest (Cayman) L.P., BCP VII Co-Invest—Star (Cayman) L.P. and Blackstone Family Investment Partnership (Cayman) VII-ESC L.P. are collectively referred to herein as the “Blackstone Funds”.

The address of the principal business office of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, NY 10154.

Information regarding each director and executive officer of Blackstone Inc. is set forth on Schedule I attached hereto.

(c) The principal business of each of the Blackstone Funds is investing in securities.

The principal business of BCP VII Holdings Manager (Cayman) L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of BCP PI Aggregator (Cayman) L.P. and of other affiliated Blackstone entities. The principal business of Blackstone Management Associates (Cayman) VII L.P. is performing the functions of, and serving as, the managing member (or similar position) of BCP VII Holdings Manager (Cayman) L.L.C. and the general partner (or similar position) of each of Blackstone Pi Co-Invest (Cayman) L.P. and BCP VII Co-Invest-Star (Cayman) L.P. and of other affiliated Blackstone entities. The principal business of BCP VII GP L.L.C. and Blackstone LR Associates (Cayman) VII Ltd. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Management Associates (Cayman) VII L.P. and of other affiliated Blackstone entities.

The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, the sole member of BCP VII GP L.L.C. and the sole Class A shareholder of Blackstone LR Associates (Cayman) VII Ltd. and of other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings III L.P. and of other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings III GP L.P. and of other affiliated Blackstone entities. The principal business of Blackstone Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone Inc.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Inc. and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

The securities reported herein as beneficially owned by the Reporting Persons were acquired in connection with the business combination transaction contemplated by the Agreement and Plan of Merger dated December 7, 2020 (the “Merger Agreement”) by and among Foley Trasimene Acquisition Corp. II, a Delaware corporation (“FTAC”), Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (“Paysafe Limited”), Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of Paysafe Limited (“Merger Sub”), Paysafe Bermuda Holding LLC, a Bermuda exempted limited liability company (the “LLC”), Pi Jersey Holdco 1.5 Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (the “Accounting Predecessor”), and Paysafe Group Holdings Limited, a private limited company incorporated under the laws of England and Wales (“PGHL”). Pursuant to the Merger Agreement, among other things, (i) Merger Sub merged with and into FTAC, with FTAC being the surviving corporation in the merger and an indirect subsidiary of Paysafe Limited (“Merger”) and each outstanding publicly traded share of FTAC Class A Common Stock and FTAC Class B Common Stock (other than certain excluded shares) converted into the right to receive one common share, par value $0.001 per share, of Paysafe Limited (the “Common Shares”), (ii) PGHL transferred and contributed the Accounting Predecessor to the Issuer in exchange for Common Shares and cash and (iii) each of FTAC’s publicly traded warrants that were outstanding immediately prior to the effective time of the Merger, pursuant to and in accordance with the warrant agreement covering such warrants, automatically and irrevocably were modified to entitle the holder thereof to acquire the same number of Common Shares per warrant on the same terms. The Merger was consummated on March 30, 2021, and on March 31, 2021 Paysafe Limited’s common shares and warrants began trading on the NYSE under the symbols “PSFE” and “PSFE.WS,” respectively.

As a result of the Merger and the transactions contemplated by the Merger Agreement, as consideration for its interests in Pi Jersey Topco Limited (“Pi Topco”) and PGHL (i) BCP Pi Aggregator (Cayman) L.P. received 100,835,306 Common Shares, (ii) Blackstone Pi Co-Invest (Cayman) L.P. received 17,882,916 Common Shares, (iii) BCP VII Co-Invest—Star (Cayman) L.P. received 4,539,475 Common Shares and (iv) Blackstone Family Investment Partnership (Cayman) VII-ESC L.P. received 468,652 Common Shares.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting

Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Common Shares and/or other equity, debt, notes or other financial instruments related to the Issuer or the Common Shares (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Jonathan Murphy and Eli Nagler, who are employees of Blackstone, serve as members of the Board, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

(a) and (b) Calculations of the percentage of the Common Shares beneficially owned assumes that there were 723,712,382 Common Shares outstanding as of October 4, 2021, based on information set forth in the Issuer’s Prospectus Supplement filed pursuant to 424(B)(3) filed by the Issuer on October 7, 2021.

The aggregate number and percentage of the Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, (i) BCP Pi Aggregator (Cayman) L.P. holds 100,835,306 Common Shares, (ii) Blackstone Pi Co-Invest (Cayman) L.P. holds 17,882,916 Common Shares, (iii) BCP VII Co-Invest—Star (Cayman) L.P. holds 4,539,475 Common Shares and (iv) Blackstone Family Investment Partnership (Cayman) VII-ESC L.P. holds 468,652 Common Shares.

The general partner of BCP PI Aggregator (Cayman) L.P. is BCP VII Holdings Manager (Cayman) L.L.C. Blackstone Management Associates (Cayman) VII L.P. is the managing member of BCP VII Holdings Manager (Cayman) L.L.C. and the general partner of each of Blackstone Pi Co-Invest (Cayman) L.P. and BCP VII Co-Invest-Star (Cayman) L.P. The general partners of Blackstone Management Associates (Cayman) VII L.P. are BCP VII GP L.L.C. and Blackstone LR Associates (Cayman) VII Ltd., with BCP VII GP L.L.C. controlling Blackstone Management Associates (Cayman) VII L.P. with respect to all matters other than voting of securities of underlying portfolio companies, which power is held by the Class B shareholders of Blackstone LR Associates (Cayman) VII Ltd., who are certain senior personnel of Blackstone.

Blackstone Holdings III L.P. is the sole member of BCP VII GP L.L.C. and the sole Class A shareholder of Blackstone LR Associates (Cayman) VII Ltd. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred common stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Shares.

Any beneficial ownership of Common Shares by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

By virtue of the Shareholders Agreement (described in Item 6 below) and the obligations and rights thereunder the Blackstone Funds, Cannae Holdings, LLC (“Cannae LLC”), a wholly-owned subsidiary of Cannae Holdings, Inc., Trasimene Capital FT, LP II (“Trasimene”) and Pi Holdings Jersey Limited and Pi Syndication LP (the “CVC Investors”) constitute a group (the “Group”) within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. The members of the Group are each filing separate Schedules 13D to report the Common Shares that they may be deemed to beneficially own. Based in part on information provided by or on behalf of such other parties identified above, collectively, as of December 31, 2021, the Reporting Persons and the Group may be deemed to beneficially own in the aggregate 368,815,951 Common Shares, representing 50.9% of the outstanding Common Shares. The Reporting Persons expressly disclaim beneficial ownership over any Common Shares that they may be deemed to beneficially own solely by reason of the Shareholders Agreement.

(c) None of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Common Shares in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

Shareholders Agreement

In connection with the Merger Agreement, and concurrently with the closing of the Merger, the Issuer, Pi Topco, PGHL, Cannae LLC, Trasimene, the CVC Investors and the Blackstone Funds (together, the “Principal Shareholders”) entered into a Shareholders Agreement, dated as of March 30, 2021 (the “Shareholders Agreement”). Pursuant to the Shareholders Agreement, each of the Principal Shareholders is entitled to nominate a certain number of directors to the Board, based on each such holder’s ownership of the voting securities of the Issuer. The number of directors that each of the CVC Investors, the Blackstone Funds and certain entities affiliated with FTAC, including Trasimene and Cannae LLC (the “FTAC Investors”) will separately be entitled to designate to the Board increases and/or decreases on a sliding scale.

The Shareholders Agreement requires the Issuer to, among other things, nominate a number of individuals designated by the CVC Investors or the Blackstone Funds, as applicable, for election as directors of the Board as follows: (i) if the CVC Investors or the Blackstone Funds, as the case may be, collectively directly hold or indirectly, at least 7.5% of the aggregate outstanding Common Shares, such applicable investors will be entitled to designate two directors; and (ii) if the CVC Investors or the Blackstone Funds, as the case may be, collectively directly hold or indirectly, at least 2.5% (but less than 7.5%) of the aggregate outstanding Common Shares, such applicable investors will be entitled to designate one director (which director may be a U.S. citizen or resident) (in each case, each such person a “CVC Designee” or a “Blackstone Designee,” as applicable). In addition, if the CVC Investors or the Blackstone Funds, as the case may be, collectively directly hold or indirectly, at least 7.5% of the aggregate outstanding Common Shares, the CVC Investors or the Blackstone Funds, as the case may be, shall have the right, but not the obligation, to (i) jointly with Cannae LLC and the Blackstone Funds (in the case of the CVC Investors) or the CVC Investors (in the case of the Blackstone Funds), designate two directors (such two directors, the “Jointly Designated Directors”) and (ii) consent to any individual nominated for election as a director to the Board seat initially occupied by Ismail Dawood.

Additionally, for so long as the FTAC Investors collectively continue to hold at least 50% of the aggregate outstanding Common Shares held by the FTAC Investors as of March 30, 2021 (the “Closing Date”), the Shareholders Agreement will require the Issuer to, among other things, nominate four individuals designated by the FTAC Investors for election as directors of the Board, and Cannae LLC shall have the right, but not the obligation, to (i) jointly with the CVC Investors and the Blackstone Funds, designate the Jointly Designated Directors and (ii) consent to any individual nominated for election as a director to the Board seat initially occupied by Ismail Dawood. If the FTAC Investors collectively hold less than 50% of the aggregate outstanding Common Shares held by the FTAC Investors as of the Closing Date, the Shareholders Agreement will require the Issuer to, among other things, nominate a number of individuals designated by the FTAC Investors for election as directors of the Board as follows: (i) if the FTAC Investors collectively hold at least 7.5% of the aggregate outstanding Common Shares, four directors; (ii) if the FTAC Investors collectively hold at least 6.25% (but less than 7.5%) of the aggregate outstanding Common Shares, two directors; and (iii) if the FTAC Investors collectively hold at least 2.5% (but less than 6.25%) of the aggregate outstanding Common Shares, one director, which director may be a U.S. citizen or resident (in each case, each such person a “FTAC Designee”). In addition, if the FTAC Investors collectively hold at least 7.5% of the aggregate outstanding Common Shares, Cannae LLC shall have the right, but not the obligation, to (i) jointly with the CVC Investors and the Blackstone Funds, designate the Jointly Designated Directors and (ii) consent to any individual nominated for election as a director to the Board seat initially occupied by Ismail Dawood. Further, for so long as the Issuer remains a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, at any time the FTAC Investors have the right under the Shareholders Agreement to appoint more than one director to the Board, at least one of the FTAC Designees shall be neither a citizen nor a resident of the United States.

For so long as the Shareholders Agreement remains in effect, directors designated by a Principal Shareholder may be removed only with the consent of the Principal Shareholder that nominated such director. In the case of a vacancy on the Board created by the removal or resignation of a director designed by a Principal Shareholder, the Shareholders Agreement will require the Issuer to nominate an individual designated by the Principal Shareholder that nominated such director for election to fill the vacancy. Additionally, any increase in the total number of directors on the Board to greater than eleven will require the consent of (i) the CVC Investors, for so long as the CVC Investors collectively directly hold or indirectly, at least 7.5% of the aggregate outstanding Common Shares, (ii) the Blackstone Funds, for so long as the Blackstone Funds collectively directly hold or indirectly, at least 7.5% of the aggregate outstanding Common Shares, and (iii) FTAC, for so long as the FTAC Investors collectively hold at least 7.5% of the aggregate outstanding Common Shares.

The Shareholders Agreement also provides each Principal Shareholder with basic information and management rights, as well as detailed venture capital operating company covenants. In addition, the Shareholders Agreement provides that each Principal Shareholder may, without the consent of the Issuer or any other person, assign its rights to designate directors to the Board to any transferee of Common Shares so long as any right to designate directors to the Board will not result in the transferee receiving the right to designate more than two directors where such designation rights would result in the transferee receiving the right to designate a percentage of the total number of directors on the Board that is greater than the percentage of the aggregate outstanding Common Shares held by such transferee after giving effect to such transfer. The Principal Shareholders are otherwise not able to assign their rights and obligations under the agreement, in whole or in part, without the prior written consent of the Issuer.

The Shareholders Agreement also requires the Issuer to cooperate with the Principal Shareholders in connection with certain future pledges, charges, hypothecations, grants of security interest in or transfers (including to third party investors) of any or all of the Issuer Common Shares held by the Principal Shareholders, including to banks or financial institutions as collateral or security for loans, advances or extensions of credit.

Registration Rights Agreement

In connection with the Merger Agreement, and concurrently with the closing of the Merger, the Issuer and the Principal Shareholders entered into an Amended and Restated Registration Rights Agreement, dated as of March 30, 2021 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer filed a registration statement to permit the public resale of all of the registrable securities held by the Principal Shareholders from time to time. In connection with such obligation, the Issuer filed a registration statement, which was declared effective by the SEC on May 28, 2021. In addition, pursuant to the Registration Rights Agreement, upon the demand of any Principal Shareholder, the Issuer will be required to facilitate a registered offering of the Issuer Common Shares requested by such Principal Shareholder. Any demanded registered offering will also include registrable shares to be sold by holders that exercise their related piggyback rights in accordance with the Registration Rights Agreement, subject to customary cut-backs. Within 60 days (in the case of a demand for a registration on Form F-1) or 30 days (in the case of a demand for a registration on Form F-3) after receipt of a demand for such registration, the Issuer will file a registration statement relating to such demand and use its best efforts to cause such registration statement to be declared effective by the SEC as soon as practicable thereafter. In certain circumstances, Principal Shareholders will be entitled to piggyback registration rights in connection with the demand of a registered offering.

In addition, the Registration Rights Agreement entitles the Principal Shareholders to demand and be included in a shelf registration when the Issuer is eligible to sell its Common Shares in a secondary offering on a delayed or continuous basis in accordance with Rule 415 of the Securities Act. Within 30 days of the Issuer becoming qualified to register the offer and sale of securities under the Securities Act pursuant to a registration statement on Form F-3, the Issuer will file a registration statement that covers all registrable securities then outstanding and use its best efforts to cause such shelf registration statement to be declared effective by the SEC as soon as practicable thereafter. Moreover, upon the demand of a Principal Shareholder, the Issuer will be required to facilitate in the manner described in the Registration Rights Agreement a “takedown” off of an effective shelf registration statement of registrable shares requested by such Principal Shareholder.

The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Additionally, certain of the Issuer’s shareholders who were shareholders of PGHL prior to the Merger are subject to lockup restrictions until the expiration of the applicable lock-up period relating to the first public offering following the first underwritten public offering following the Merger. Certain of the Issuer’s current and former management equity holders have agreed to lockup restrictions until March 25, 2022, subject to certain exceptions.

The description of the Shareholders Agreement and Registration Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are filed as exhibits hereto and incorporated by reference herein.

Funds and accounts managed by an indirect subsidiary of Blackstone Inc. hold $22 million principal amount of the Issuer’s 3.00% EUR secured notes due June 2029.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement, dated as of January 3, 2022, by and among the Reporting Persons (filed herewith).

B.

Shareholders Agreement dated as of March 30, 2021 among Paysafe Limited, Pi Jersey Topco Limited, Paysafe Group Holdings Limited and each of the shareholders party thereto (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 20-F filed with the SEC on April 1, 2021).

C.

Amended and Restated Registration Rights Agreement dated as of March 30, 2021 among Paysafe Limited, Pi Jersey Topco Limited, Paysafe Group Holdings Limited and each investor party thereto (incorporated by reference to Exhibit 4.3 to the Issuer’s Form 20-F filed with the SEC on April 1, 2021).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2022

BCP Pi Aggregator (Cayman) L.P.
By: BCP VII Holdings Manager (Cayman) L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Blackstone Pi Co-Invest (Cayman) L.P.
By: Blackstone Management Associates (Cayman) VII L.P. its general partner
By: BCP VII GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BCP VII Co-Invest—Star (Cayman) L.P.
By: Blackstone Management Associates (Cayman) VII L.P. its general partner
By: BCP VII GP L.L.C., a general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Blackstone Family Investment Partnership (Cayman) VII-ESC L.P.
By: BCP VII GP L.L.C., a general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BCP VII Holdings Manager (Cayman) L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Blackstone Management Associates (Cayman) VII L.P.
By: BCP VII GP L.L.C., a general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BCP VII GP L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

Blackstone LR Associates (Cayman (VII) Ltd.
By: Blackstone Capital Partners Holdings Director L.L.C.

By:	/s/ Omar Rehman
Name:	Omar Rehman
Title:	Chief Compliance Officer and Secretary

Blackstone Holdings III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Holdings III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Holdings III GP Management L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Inc.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Group Management L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Stephen A. Schwarzman
/s/ Stephen A. Schwarzman

SCHEDULE I

Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honourable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Hamilton E. James	Executive Vice Chairman of Blackstone Inc.

Michael S. Chae	Chief Financial Officer of Blackstone Inc.

John G. Finley	Chief Legal Officer of Blackstone Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Hamilton E. James	Executive Vice Chairman of Blackstone Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at Blackstone Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Reginald J. Brown	Partner for the law firm, Kirkland & Ellis

Sir John Antony Hood	Former President and Chief Executive Officer of the Robertson Foundation and Former Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honourable Brian Mulroney	Senior Partner and International Business Consultant for the Montreal law firm, Norton Rose Fulbright Canada LLP

William G. Parrett	Retired CEO and Senior Partner, Deloitte (Deloitte Touche Tohmatsu)

Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Common Shares.